

January 3, 2007

**via U.S. mail and facsimile**

Andres Fernandez, Chief Financial Officer
American Ammunition, Inc.
3545 NW 71st Street,
Miami, FL 33147

> RE:    **Forms 10-QSB/A for the Fiscal Quarters Ended March 31 and June 30, 2006**
> **File No. 0-32379**

Dear Mr. Fernandez:

We have reviewed your response letter dated December 21, 2006 and have the following additional comment.

Form 10-QSB/A for the Fiscal Quarter Ended March 31, 2006

1.  We received a letter dated December 21, 2006 which included various research materials including a letter to Chairmen Harvey Pitt in 2001 from your independent auditors that relate to our prior comment one from our letter dated December 12, 2006.  We agree with your auditors that the financial statements required in your quarterly filing should include a balance sheet as of the end of your most recent quarter and income statements and statements of cash flow for the interim period up to the date as of the date of such balance sheet and the comparable period of the preceding fiscal year for those two statements.  The presentation of a comparative balance sheet from twelve months ago does not appear to provide meaningful current information to your shareholders unless you are providing analysis that helps your shareholders to understand the changes that have occurred over the past twelve months.  Please advise.

\*    \*    \*    \*

Please respond to these comments within 10 business days, or tell us when you will provide us with a response.  Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information.  Detailed letters greatly facilitate our review.  Please file your supplemental response on EDGAR as a correspondence file.  Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence, to the undersigned at (202) 551-3768.

Sincerely,

John Cash
Accounting Branch Chief